UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Rubicon Technology, Inc.
(Name of Subject Company)

Janel Corporation
(Offeror)
(Name of Filing Persons)

Common stock, par value $0.001 per share
(Title of Class of Securities)

78112T206
(CUSIP Number of Class of Securities)

Dominque Schulte
Chairman, President and Chief Executive Officer
Janel Corporation
80 Eighth Avenue
New York, New York 10011
(212) 373-5895
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Jeffrey Rothschild, Esq.
McGuireWoods LLP
1251 Avenue of the Americas, 20th Floor
New York, NY 10020
(212) 548-2100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission (“SEC”) on July 13, 2022 (which, together with this Amendment No. 1 and any other amendments and supplements thereto, collectively constitute the “Schedule TO”) by Janel Corporation, a Nevada corporation (“Purchaser”).  This Schedule TO relates to the offer by Purchaser to purchase up to 1,108,000 of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Rubicon Technology, Inc., a Delaware corporation (“Rubicon”), at a price of $20.00 per Share, to be paid to the seller in cash, without interest and less any applicable withholding tax thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2022 (as may be amended and supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended and supplemented, the “Letter of Transmittal” which, together with the Offer to Purchase, collectively constitute the “Offer”).  Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in answers to Items 1 through 9 and Item 11 of this Schedule TO and is amended and supplemented by the information specifically set forth in this Amendment No. 1.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented, to the extent applicable, by adding the following:

“The Offer expired at 12:00 Midnight (New York City time), on Friday, August 12, 2022 (the “Expiration Time”). The Depositary has advised that, as of the Expiration Time, 2,206,889 Shares (including 100,966 Shares subject to notices of guaranteed delivery) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 90.2% of the issued and outstanding Shares as of June 30, 2022.

The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition that at least 856,329 Shares be validly tendered and not properly withdrawn prior to the expiration of the Offer. Accordingly, Purchaser has accepted for payment in accordance with the terms of the Offer 1,108,000 Shares that were validly tendered and not properly withdrawn pursuant to the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

The number of Shares validly tendered and not properly withdrawn pursuant to the Offer exceeded the maximum tender amount of 1,108,000 Shares. Since the Offer was oversubscribed, the number of Shares purchased from each of the tendering stockholders will be prorated to limit Purchaser’s purchase to 1,108,000 Shares, representing approximately 45.0% of the Shares issued and outstanding as of June 30, 2022. The estimated proration factor, based on information reported by the Depositary, is approximately 50.2% of the tendered Shares (including Shares tendered in accordance with the guaranteed delivery procedures).”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

JANEL CORPORATION

By:	/s/ Dominique Schulte
Name:	Dominique Schulte
Title:	Chief Executive Officer